EXHIBIT 11.1

Exhibit 11.1 - Computation of Earnings per Share

2007
Basic:

Net Loss	$(796,960)

Average shares:
Common shares issued	101,199,146
Average shares outstanding	97,697,796

Net income per common share, basic	$(0.01)

Diluted:

Net Loss	$(796,960)

Average shares:
Common shares issued	114,844,790
Average shares outstanding	97,697,796

Net income per common share, diluted	$(0.01)